Valley Forge Composite Technologies, Inc.

January 26, 2007

Sara D. Kalin, Esq.
H. Yuna Peng, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Valley Forge Composite Technologies, Inc.
Registration Statement on Form SB-2
Filed November 14, 2006
File No. 333-138667

Dear Madams Kalin and Peng:

Thank you for your comment letter dated December 8, 2006. The following are the Company’s responses to your comments. We are filing Amendment No. 1 to Registration Statement on Form SB-2 at the same time that this letter is being filed as correspondence.

General

1.
We note that you are registering an indeterminate amount and number of warrants and common stock that may be issued pursuant to price protection and non-dilution provisions of your purchase and registration rights agreements. Please note that Rule 416 covers only stock splits, stock dividends and similar transactions and does not cover the types of anti-dilution provisions to which you refer. Please see Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations for guidance. Accordingly, please revise to register the maximum number of shares you think may be issuable pursuant to your price protection provisions based on a good-faith estimate and, if the estimate turns out to be insufficient, file a new registration statement to register the additional shares for resale.

Response:

The Company elects to withdraw from registration all hypothetical securities included in Form SB-2. The Company will file a post-effective registration or a new registration to include any hypothetical securities issued upon the occurrence of the contingent circumstances for which the hypothetical securities were designed to protect existing unit holders or shareholders. Accordingly, Form SB-2 is revised throughout to reflect the removal of the registration of hypothetical securities.

2.
The disclosure on page 20 seems to indicate that the “price protection given to investors in your units offering may act as a guarantee for their securities, given that they’ll be compensated “if the price at which future common stock or warrants are sold is less than the price per unit paid” for the securities. Please either revise to clarify and explain why the price protection is not a guarantee of the securities or register the guarantee in addition to the units, warrants, and common stock. Refer to Section 2(a)(1) of the Securities Act, which indicates that guarantees of securities must be separately registered.

Response:

The Company does not view the price protection mechanism as a guarantee for which separate registration is appropriate. The price protection mechanism requires the issuance to existing unit holders of hypothetical securities, which would be registered if the conditions of the guarantee came into being. The price protection feature expires with the running of time or upon sale, whichever comes first. Therefore, the price protection feature would not inure to the benefit of a prospective purchaser in this registration statement. Nevertheless, we have included a new paragraph in the Plan of Distribution section (page 17) in the Form SB-2 to clarify that hypothetical securities contractually required to be issued upon the occurrence of certain specified events will be registered at that time.

Outside Facing Page of the Registration Statement

3.	Please specify that each unit consists of one share of common stock and one warrant to purchase one share of common stock in the calculation of the registration fee table.

Response:

We have made this correction.

4.
We note that in several places throughout the registration statement, you refer to the registration of the warrants that underlie your units. However, neither the fee table nor the cover page of your prospectus indicate that you are registering these warrants. Revise accordingly.

Response:

We have made this correction.

5.
As a follow-up to the comment above, refer to Interpretation B.111 of the July 1997 Manual of CF Telephone Interpretations for guidance in calculating the appropriate registration fee. In this regard, we note that you have used the warrant exercise price as your unit price instead of the actual price of the unit. Revise accordingly.

Response:

We have made this correction.

Cover Page of Prospectus

6.	Please revise to specify that there is currently no market for your securities. See Item 501(a)(4) of Regulation S-B.

Response:

We have made this correction.

Special Note Regarding Forward-Looking Statements, page 6

7.	Please remove the references to the safe harbor provisions of Sections 27A of the Securities Act and 21A of the Exchange Act, as these provisions do not apply to your company.

Response:

We have made this correction.

The Offering, page 6

8.
Please revise to list the 1,296,500 units you are registering and revise the estimated proceeds accordingly. Additionally, revise to provide consistent information throughout your filing in order to avoid confusion.

Response:

We have made this correction.

Note 1: Basis of Presentation, Nature of Business and Summary of Significant Accounting Policies, page 44

Accounts Receivable

9.
You generated revenue in 2006 from the sale of one unit to a Japanese customer that resulted in an accounts receivable balance of $921,919 as of September 30, 2006. Although this receivable was at least ninety days old as the date the financial statements are presented, we note that you have determined that no provision for uncollectibility is necessary. Your assessment according to your accounting policy is based upon the company’s history of past write-offs and collections. Please tell us why you believe collectibility is reasonably assured and therefore no allowance is necessary, especially in light of the fact that this appears to be your first sale, hence no historical payment patterns have been established. Also tell us whether any amounts have been collected subsequent to September 30, 2006 and if not, address your consideration of this fact in arriving at your current treatment.

Response:

The Company has an established sales relationship with this customer dating back to 2001. The Company sells highly specialized modular electronic components as part of its product line. Sales of such electronic components to this customer occurred prior to the July 6, 2006 execution of the share exchange agreement at which time the Company was still privately held. During this time the Company entered into a sales agreement with this customer on April 18, 2001 amounting to $780,000. Payment in full was received on November 23, 2002. The Company also entered into a sales agreement with this customer on November 9, 2002 amounting to $670,000. Payment in full was received on January 23, 2003. During this same period four additional sales agreements with sales ranging from $10,000 to $15,000 were executed and paid in full within thirty (30) days.

The Company made three separate sales of such components to this customer in January and February of 2006 totaling $1,339,511. As of September 30, 2006, $921,919 of these sales remains uncollected. This is partially due to the time necessary for testing procedures to be performed by the customer which are described in each purchase order received from the customer. The final payment for a sale of such components to this customer may occur in excess of one year after the transfer of goods; although, each sales contract with this customer stipulates a “not later than” date for full payment which may range from 60 to 180 days following the delivery of the goods. While the Company can legally demand full payment by the “not later than” date, management has refrained from such action in its effort to maintain its valued business relationship with this customer. During the testing period, the Company occasionally assists the customer with testing and adjustments to the components if necessary. All prior years sales to this customer have been received in full upon the completion of testing.

As of the date of this response, the Company has not received the outstanding $921,919 from the customer. Management has obtained a letter of acceptance which provides assurance of the customer’s acceptance of the components, and the customer’s commitment to perform its financial obligations of each purchase order by making full payment of the outstanding amount on or before January 31, 2007. Due to their ongoing business relationship and the past performance of the customer, management reasonably believes that this receivable is fully collectable and no allowance for uncollectible accounts should be recorded in the financial statements.

Revenue Recognition

10.
Please revise your revenue recognition policy to more specifically address the nature of your operations. For example, disclose the facts and circumstances that must exist for you to determine that persuasive evidence of an agreement exists and that sales revenues are deemed collectible. Also discuss the rights of return that are granted to customers.

Response:

The Company only recognizes revenue when persuasive evidence of a customer or distributor arrangement exists, receipt of goods by the customer occurs, the price is fixed or determinable, and upon the customer acceptance of the goods.

Persuasive evidence of a customer or distributor arrangement exists upon the Company’s receipt of a signed purchase order from the customer, the Company’s shipment of the goods as specified in the purchase order and the customer’s receipt of the goods ordered.

A sales agreement is initiated when the customer submits a signed purchase order which states the product(s) ordered, price, quantity and the terms and conditions of sale. Acceptance occurs upon the earlier of; (1) the Company’s receipt of a written acceptance of the goods from the customer; or (2) expiration of the time period stated in each purchase order for final payment which will vary with each order.

The customer has a right of return from the date that the shipment occurs until the final payment date stated in the purchase order. Historically, due to the Company’s stringent quality control, pre-testing and packaging standards, such rejections have not previously occurred.

We have revised Page 44, Note 1, to state that:
NOTE 1 - (Continued)

Revenue Recognition

The Company only recognizes revenue when persuasive evidence of a customer or distributor arrangement exists, receipt of goods by the customer occurs, the price is fixed or determinable, and upon the customer acceptance of the goods.

Persuasive evidence of a customer or distributor arrangement exists upon the Company’s receipt of a signed purchase order from the customer, the Company’s shipment of the goods as specified in the purchase order and the customer’s receipt of the goods ordered.

A sales agreement is initiated when the customer submits a signed purchase order which states the product(s) ordered, price, quantity and the terms and conditions of sale. Acceptance occurs upon the earlier of; (1) the Company’s receipt of a written acceptance of the goods from the customer; or (2) expiration of the time period stated in each purchase order for final payment which will vary with each order. The customer has a right of return from the date that the shipment occurs until the final payment date stated in the purchase order.

11.
Please describe for us in detail the terms of your one sale in 2006. As part of your response, tell us where there were any customer acceptance provisions. For example, tell us whether your customer had the rights to (1) test the delivered product, (2) require you to perform additional services subsequent to delivery of an initial product or performance of an initial serve (e.g., a seller is required to install or activate delivered equipment), or 3) identify other work necessary to be done before accepting the product. If there are any customer acceptance provisions, explain to us how these provisions have impacted your accounting.

Response:

The sale in question was actually three sales of electronic components to the same customer. The Company received three purchase orders from this customer dated June 21, 2005, July 29, 2005, and November 17, 2005 and made three separate shipments to the customer. The first two purchase orders totaled $692,220 and were shipped on January 6, 2006. The third order of $647,291 was shipped on February 9, 2006. In April 2006 the Company received two payments for the shipments made on January 6, 2006 in the amounts of $405,102 and $12,490 which left an outstanding balance of $921,919. The payment schedule for all three orders state that 100% payment will be made upon receipt of goods and acceptance by the customer at completion of testing; but, no later than 180 days after the customer’s receipt of the goods. All products ordered are subject to testing by the customer. The customer has 180 days from the date that the shipment arrives to test the components and either reject or accept the components.

During this testing period, the Company may assist the customer with testing of the components and may recommend adjustments if necessary, although the Company is not required or obligated under a written agreement to perform such assistance or any additional work related to the goods.

Final acceptance occurs upon the earlier of; (1) the Company’s receipt of a written acceptance of the goods from the customer; or (2) expiration of the time period stated in each purchase order which in this instance is 180 days from receipt of the goods by the customer.

The accounting impact of this acceptance clause requires that revenue from the sale, and all related costs, be deferred until the earlier of receipt of written acceptance or 180 days from the receipt of goods. Accordingly, the $921,919 of revenue, $403,000 in cost of sales and $436,394 in selling and administrative expenses from these shipments made in January and February of 2006 that the Company recognized in the first quarter of 2006, should have been deferred 180 days until July and August of 2006 (quarter ending 9/30/06). While this deferral impacts the three months ended 9/30/06, it will not impact the nine months ended 9/30/06. Therefore, the Company has amended the Consolidated Statements of Operations contained in Form SB-2 to reflect the recognition of $921,919 of revenue in the three month period ending 9/30/06, along with $403,800 in cost of sales and additional selling and administrative expenses of $436,394.

Warranties

12.
Please tell us the nature of any warranties that are provided to customers that purchase the THOR unit. Disclose your accounting policy for the treatment of these costs and describe how you estimate these costs in your critical accounting policies.

Response:

As of the date of this response, the Company does not have a warranty policy or program in place and no sales of Thor LVX units have yet occurred. The Company intends to institute its first warranty policy for the sales of the Thor LVX units. This warranty will cover all of the Thor LVX unit components. The separate components will be warranted to be free of manufacturing defects with coverage ranging from a period of two to five years. Two of the Thor LVX components will carry warranties passed through from third parties.

The Thor LVX units will only be covered by this company warranty with the purchase of the Company’s maintenance contract agreement. The Company expects the maintenance contract fees will total 15% to 20% of the Thor LVX unit cost per year.

Note 10-Stockholders’ Deficit, page 49

13.
Please revise your disclosure to explain in detail the terms of the price protection and non-dilution provisions referred to on page 1. In addition, explain how these provisions have impacted your accounting for the underlying common stock and warrants. As part of your revised disclosure, if applicable, discuss how you have considered the guidance of EITF 00-19.

Response:

The Company believes that its disclosure and method of accounting for the price protection and non-dilution provisions appropriately takes into account EITF No. 00-19 as explained below.

The price protection provision relates to the selling unit holders of the private placement securities named in the registration statement. The provision states that parties to the agreement are entitled to receive additional stock or warrants if the Company sells shares of stock or warrants for less than $1.00 per share of common stock and $1.50 per warrant prior to the time limitations specified which are one (1) year from the effective date of the Registration Statement for common stock issued and six (6) months from the effective date of the Registration Statement for warrants issued.

The non-dilution provision relates to the Share Exchange Agreement with Quetzal Capital Funding I, Inc. and Coast to Coast Equity Group. The provision states that parties to the agreement are entitled to maintain the same percentage of ownership and the same percentage of voting rights of the Company’s common stock subject to the specified time limitation, which is two (2) years from the effective date of the Registration Statement for common stock and for warrants issued.

The Company did not want the holders of its common stock and warrants to feel that their investments were at substantial risk of being diluted so soon after their investment. Although these provisions still exist, the Company ultimately controls whether or not it sells its securities. The Company does not anticipate that it will offer any additional securities which would cause either of these provisions to become effective prior to the applicable time limitations of the provisions. Accordingly, the Company believes that the price protection provision and non-dilution provision will have no accounting impact.

PART II

Recent Sales of Unregistered Securities

14.
Please provide the information required by Item 701 of Regulation S-B for all unregistered offerings that you, including both of your predecessors, conducted within the past three years. Further, please include all facts that made the exemption available, for instance, if true, please clarify that there was no general solicitation or advertising with respect to the offerings under Rule 506 of Regulation D.

Response:

We have made this correction. Form SB-2 is corrected to state that:

Sales by Valley Forge Composite Technologies, Inc., a Florida Corporation

1. During the period between August 2006 and November 10, 2006, the Company sold 1,296,500 units consisting of one share of $0.001 par value common stock and one Class B warrant to purchase one share of $0.001 par value common stock at an exercise price of $1.50 per warrant. The units were sold at a price of $1.00 per unit and the Company raised $1,296,500 in gross proceeds from the offering. The offering was conducted as an offering exempt from registration pursuant to Regulation D, Rule 506. We sold to 56 purchasers, and all but one of which represented that they are accredited investors. The unaccredited investors, a husband and wife, represented that they have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. Neither the Company nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. No underwriting discounts or commissions were paid to any party by the Issuer.

The form of Securities Purchase Agreement used in that offering is filed herewith as Exhibit 10.4. All of the securities sold in the Regulation D offering are registered for resale in this Form SB-2 registration statement and prospectus and the prospective sellers are identified in the table on page 14 of this prospectus.

2. On December 19, 2005, Talles Family Holdings, a Florida general partnership, sold 5,000,000 shares of the Company’s $0.001 par value common stock, which represented 100% of the issued and outstanding common stock of the Company, to Quetzal Capital Funding 1, Inc., a Florida corporation. The sale resulted in a change in control of the Company. The aggregate purchase price was $27,500. The sale was conducted in a private transaction exempt from registration pursuant to Regulation D, Rule 506, or pursuant to Sections 4(2) or 4(6) of the Act. Quetzal Capital Funding 1, Inc. at all times material to the purchase and sale transaction has been an accredited investor. Neither the Company nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. The Company reported the transaction on Form 8-K filed on December 22, 2005.

Sales by Valley Forge Composite Technologies, Inc., a Pennsylvania Corporation

During the period between November 2005 and January 2006, Valley Forge Composite Technologies, Inc., a Pennsylvania Corporation, issued 10 shares of its common stock, par value $0.001, to each of the following persons in exchange for services rendered to the company: Randy and Katie Broadright, tenants by the entirety, Michael C. Brothers, Louis C. Brothers, and Rebecca Falgren. The company also issued 430 shares of its common stock, par value $0.001, each to Louis J. and Rosemary Brothers, tenants by the entirety, and Larry and Patricia Wilhide, tenants by the entirety, in exchange for services rendered to the company. Louis J. Brothers and Larry Wilhide are directors of the company, and Randy Broadright is a member of the company’s executive management. Neither the Company nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. The exchanges were conducted in private transactions exempt from registration pursuant to Regulation D, Rules 504 or 505, or pursuant to Sections 4(2) or  4(6) of the Securities Act. All of the securities issued were valued at $5.00 per share, and the total value of the transactions was $4,500.00.

15.
You state that all but one unit purchaser represented that he or she is an accredited investor. Rule 506 requires that all non-accredited investors, either alone or with a purchaser representative must have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. Please revise to clarify whether the one non-accredited investor met these requirements.

Response:

The only non-accredited investor is a securities attorney, and he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. Our revised disclosure is set forth above in our response to Comment No. 14.

Signatures

16.	Please include the signatures for Principal Executive Officer and Principal Financial Officer as required by Form SB-2.

Response:

Form SB-2 signatory Louis J. Brothers is the principal executive officer and principal accounting officer. Form SB-2’s signature line is corrected to state that Mr. Brothers is the “Principal Executive Officer and Principal Financial Officer.”

Legal Opinion

17.
Please explain to us how you are able to opine on the valid issuance of an indeterminate number of shares that may be issued in the future, given that the price protection provisions could cause the number of such shares to exceed the number of the company’s shares authorized for issuance.

Response:

We believe that this comment is mooted by our decision not to register hypothetical securities in this registration statement. The legal opinion has been adjusted accordingly.

Respectfully Submitted,

/s/ Louis J. Brothers
Louis J. Brothers